UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☑ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:  ___________                             Commission File Number: ____________

PRETIUM RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

British Columbia

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer Identification Number (if applicable))

570 Granville Street, Suite 1600
Vancouver, British Columbia, Canada V6C 3P1
(604) 558-1784

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

copies to:

Joseph J. Ovsenek Pretium Resources Inc. 570 Granville Street, Suite 1600 Vancouver, British Columbia, Canada V6C 3P1 (604) 558-1784	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For Annual Reports indicate by check mark the information filed with this Form:

☐ Annual information form      ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Not applicable

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-_____________       No ☑

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☐   No ☑

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐   No ☐

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents
Annual Information
99.1	Annual Information Form for the fiscal year ended December 31, 2010
99.2	Management’s Discussion & Analysis for the year ended December 31, 2010
99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2010
Quarterly Information
99.4	Management’s Discussion and Analysis for the nine months ended September 30, 2011
99.5	Interim Consolidated Financial Statements for the nine months ended September 30, 2011
99.6	Management’s Discussion and Analysis for the six months ended June 30, 2011
99.7	Interim Consolidated Financial Statements for the six months ended June 30, 2011
99.8	Management’s Discussion and Analysis for the three months ended March 31, 2011
99.9	Interim Consolidated Financial Statements for the three months ended March 31, 2011
Shareholder Meeting Materials
99.10	Information Circular for the Annual General Meeting of Pretium Resources Inc. to be held on Thursday May 12, 2011 dated April 8, 2011
99.11	Report on voting results with respect to the annual meeting of Pretium Resources Inc. shareholders held on May 12, 2011 dated May 16, 2011
Material Change Reports
99.12	Material Change Report relating to the Material Change dated November 28, 2011
99.13	Material Change Report relating to the Material Change dated November 10, 2011
99.14	Material Change Report relating to the Material Change dated October 27, 2011
99.15	Material Change Report relating to the Material Change dated October 17, 2011
99.16	Material Change Report relating to the Material Change dated September 29, 2011
99.17	Material Change Report relating to the Material Change dated September 12, 2011
99.18	Material Change Report relating to the Material Change dated August 22, 2011
99.19	Material Change Report relating to the Material Change dated August 11, 2011
99.20	Material Change Report relating to the Material Change dated July 27, 2011
99.21	Material Change Report relating to the Material Change dated July 15, 2011
99.22	Material Change Report relating to the Material Change dated July 7, 2011
99.23	Material Change Report relating to the Material Change dated June 30, 2011
99.24	Material Change Report relating to the Material Change dated June 29, 2011
99.25	Material Change Report relating to the Material Change dated June 8, 2011
99.26	Material Change Report relating to the Material Change dated June 2, 2011
99.27	Material Change Report relating to the Material Change dated May 30, 2011
99.28	Material Change Report relating to the Material Change dated May 12, 2011
99.29	Material Change Report relating to the Material Change dated May 9, 2011
99.30	Material Change Report relating to the Material Change dated April 14, 2011
99.31	Material Change Report relating to the Material Changes dated March 31, April 4 and April 8, 2011
99.32	Material Change Report relating to the Material Change dated March 18, 2011
99.33	Material Change Report relating to the Material Change dated February 23, 2011
99.34	Material Change Report relating to the Material Change dated February 22, 2011
99.35	Material Change Report relating to the Material Change dated February 15, 2011
99.36	Material Change Report relating to the Material Change dated February 1, 2011
99.37	Material Change Report relating to the Material Change dated January 6, 2011

News Releases
99.38	Press release dated November 28, 2011
99.39	Press release dated November 10, 2011
99.40	Press release dated November 10, 2011
99.41	Press release dated October 27, 2011
99.42	Press release dated October 17, 2011
99.43	Press release dated September 29, 2011
99.44	Press release dated September 12, 2011
99.45	Press release dated August 22, 2011
99.46	Press release dated August 11, 2010
99.47	Press release dated August 11, 2010
99.48	Press release dated July 27, 2011
99.49	Press release dated July 15, 2011
99.50	Press release dated July 7, 2011
99.51	Press release dated June 30, 2011
99.52	Press release dated June 29, 2011
99.53	Press release dated June 8, 2011
99.54	Press release dated June 2, 2011
99.55	Press release dated May 30, 2011
99.56	Press release dated May 13, 2011
99.57	Press release dated May 12, 2011
99.58	Press release dated May 9, 2011
99.59	Press release dated April 14, 2011
99.60	Press release dated April 8, 2011
99.61	Press release dated March 31, 2011
99.62	Press release dated March 23, 2011
99.63	Press release dated March 18, 2011
99.64	Press release dated February 23, 2011
99.65	Press release dated February 22, 2011
99.66	Press release dated February 15, 2011
99.67	Press release dated February 15, 2011
99.68	Press release dated February 1, 2011
99.69	Press release dated January 28, 2011
99.70	Press release dated January 24, 2011
99.71	Press release dated January 6, 2011
Other Material Documents Filed with Canadian Securities Regulators
99.72	Final Short Form Prospectus dated April 4, 2011
99.73	Underwriting Agreement, dated as of July 15, 2011, by and among Pretium Resources Inc., CIBC World Markets Inc., BMO Nesbitt Burnes Inc. and GMP Securities L.P.
99.74
Underwriting Agreement, dated as of March 31, 2011, by and among Pretium Resources Inc., Silver Standard Resources Inc., Salman Partners Inc., BMO Nesbitt Burnes Inc., Dahlman Rose & Company, LLC, GMP Securities L.P., Credit Suisse Securities (Canada), Inc., CIBC World Markets Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc.

99.75	Technical Report, dated June 3, 2011, by Wardrop, A Tetra Tech Company
99.76	Technical Report, dated April 4, 2011, by P & E Mining Consultants Inc.
99.77	Technical Report, dated March 4, 2011, by P & E Mining Consultants Inc.
99.78	Technical Report, dated March 4, 2011, by P & E Mining Consultants Inc.
99.79	Delivery Agreement, dated April 8, 2011, by and among Pretium Resources Inc., Silver Standard Resources Inc., Computershare Trust Company of Canada
99.80	Warrant Indenture, dated April 8, 2011, by and between Pretium Resources Inc. and Computershare Trust Company of Canada
99.81	Investor Rights Agreement, dated December 21, 2010, by and between Pretium Resources Inc. and Silver Standard Resources Inc.
99.82	Transition Services Agreement, dated December 21, 2010, by and between Pretium Resources Inc. and Silver Standard Resources Inc.

Consents
99.83	Consent of PricewaterhouseCoopers LLP.
99.84
Consent of Hassan Ghaffari, P.Eng., Honorio Narciso, P.Eng., Jianhui (John) Huang, P.Eng., Malcom M. Cameron, P.Eng., Scott Cowie, MAusIMM, Daniel J. Sweeney, P.Eng. and J. Michael Boyle, P.Eng., of Wardrop Engineering Inc.

99.85	Consent of Gregory R. Hollett, P.Eng., of AMC Mining Consultants (Canada) Ltd.
99.86	Consent of Fred H. Brown, Pr.Sc.Nat., and Tracy Armstrong, P.Geo., of P&E Mining Consultants Inc.
99.87	Consent of Lori-Ann Wilchek, P.Eng. and H. Warren Newcomen, P.Eng., of BGC Engineering Inc.
99.88	Consent of Paul Greissman, P.Eng., of Rescan Environmental Services Ltd.
99.89	Consent of Hassan Ghaffari, P.Eng. and Jianhui (John) Huang, P.Eng. of Wardrop Engineering Inc.
99.90	Consent of Pierre Pelletier, P.Eng. of Rescan Environmental Services Ltd.
99.91	Consent of Eugene Puritch, P.Eng., Tracy Armstrong, P.Geo. and Fred Brown, M.Sc. (Eng), CPG, Pr.Sci.Nat., P&E Mining Consultants Inc.
99.92	Consent of Eugene Puritch, P.Eng., Tracy Armstrong, P.Geo. and Fred Brown, M.Sc. (Eng), CPG, Pr.Sci.Nat., P&E Mining Consultants Inc.
99.93	Consent of H. Warren Newcomen, P. Eng., Hamish Weatherly, P. Geo. and Clint Logue, P.Eng., P.Geo. of BGC Engineering Inc.
99.94	Consent of Peter P Mokos, MAusIMM (CP) of AMC Mining Consultants Ltd.
99.95	Consent of Fred H. Brown, Pr.Sc.Nat., and Tracy Armstrong, P.Geo., of P&E Mining Consultants Inc.
99.96	Consent of Eugene Puritch, P.Eng., Tracy Armstrong, P.Geo. and Fred Brown, M.Sc. (Eng), CPG, Pr.Sci.Nat., P&E Mining Consultants Inc.
99.97	Consent of Hassan Ghaffari of Wardrop Engineering Inc.
99.98	Consent of Lori-Ann Wilchek, P.Eng. and H. Warren Newcomen, P.Eng., of BGC Engineering Inc.
99.99	Consent of Paul Greissman, P.Eng., of Rescan Environmental Services Ltd.
99.100	Consent of Gregory R. Hollett, P.Eng., of AMC Mining Consultants (Canada) Ltd.

OFF-BALANCE SHEET ARRANGEMENTS

Pretium Resources Inc. does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of Pretium Resources Inc. as of December 31, 2010:

Contractual Obligations (in thousands of Canadian dollars)	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015 and after

Office lease and operating costs	$204,000	$223,000	$223,000	$18,600	$—
Mineral claims acquisition	—	200,000	400,000	—	—

Total	$204,000	$423,000	$623,000	$18,600	$—

FORWARD LOOKING INFORMATION

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F. See “Cautionary Statement – Forward Looking Statements” in the Annual Information Form filed as Exhibit 99.1 to this Registration Statement on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Pretium Resources Inc.’s financial statements, including those incorporated by reference into this Registration Statement, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). In accordance with the United States Securities Exchange Commission (the “SEC”) rules, companies that prepare their financial statements in accordance with IFRS as issued by the IASB are permitted to file such financial statements with the SEC without including a reconciliation to U.S. generally accepted accounting principles, and therefore no such reconciliation has been prepared or provided.

RESOURCE AND RESERVE ESTIMATES

Mineral reserve and resource estimates included or incorporated by reference in this Registration Statement were prepared in accordance with the Canadian Securities Administrators’ NI 43-101, which sets out Canadian standards for public disclosure of scientific and technical information concerning mineral projects.  The requirements of NI 43-101 are materially different from the SEC’s regarding disclosure of mineral reserve and resource estimates.   For example, the SEC generally prohibits disclosure of estimates of mineral resources.   Under the rules of the SEC, a deposit may not be recognized as a “reserve” unless a determination has been made that it may be economically and legally produced or extracted at the time the determination is made.  “Resources” are not “reserves” and “resources” may never be converted into “reserves”.  Further, “resources” classified as “inferred resources” have a greater amount of uncertainty and may never be upgraded to a higher category.  It cannot be assumed that all or any part of an “inferred resource” exists or can be legally or economically mined.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.  Undertaking

Pretium Resources Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.  Consent to Service of Process

Concurrently with the filing of this registration statement on Form 40-F, Pretium Resources Inc. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of Pretium Resources Inc. shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Pretium Resources Inc.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer